UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 18)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00650W300
(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00650W300

1.		NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,790,081
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,790,081
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,790,081
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,790,081
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This Amendment No. 18 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, September 15, 2009, November 19, 2009, December 31, 2009, February 18, 2010, July 19, 2010, November 30, 2010, October 11, 2011, April 4, 2012 and April 18, 2013, respectively (together, the “Previously Filed Amendments,” and together with the Initial Statement, the “Schedule 13D”). This Amendment amends the Schedule 13D as specifically set forth herein.  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On October 23, 2013, the Reporting Persons announced that they are canceling their planned tender offer as described in Item 4 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The information contained under Item 3 above is incorporated by reference in this Item 4.

On April 17, 2013, the Reporting Persons announced their plan to commence a tender offer to acquire a majority interest of Issuer’s Common Stock (the “Offer”).  On October 23, 2013, the Reporting Persons announced that they are canceling the planned Offer, effective immediately.

The press release announcing the cancellation of the Offer is attached hereto as Exhibit 7(a) and is incorporated herein by reference.

The Reporting Persons acquired the Common Stock and the warrants to purchase Common Stock reported by this Statement for the purpose of exercising substantial influence over the management, business and affairs of the Issuer. Each Reporting Person may make additional purchases of Common Stock or warrants to purchase Common Stock in the open market or in private transactions, depending on the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for and relative value of the Common Stock, other opportunities available to the Reporting Person, general economic and market conditions, and other future developments. Neither Reporting Person, however, has any timetable or pre-arranged plan relating to additional purchases of the Issuer’s securities.

The Reporting Persons, in their capacity as Reporting Persons, have no present plans or proposals that relate or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, merger, reorganization or liquidation, involving the Issuer;
(c)	A sale or transfer of a material amount of assets of the Issuer;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

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(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated in this paragraph.

Mr. Brogdon serves as a director of the Issuer and, acting solely in that capacity, may vote for actions which may involve clauses (a)-(j) above.

Item 7.	Material to be Filed as Exhibits.

7(a)	Press release issued by Christoper F. Brogdon (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Brogdon Family, LLC on October 23, 2013).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2013
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2013
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon